Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of $0.545 Canadian per share on the issued and outstanding Common shares payable on April 1, 2019 to holders of record at the close of business on March 11, 2019.

By order of the Board

Andrea Wood

Chief Legal and Governance Officer

Vancouver, British Columbia

February 13, 2019

Contact: Investor Relations

1-800-667-4871

ir@telus.com